                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   ---------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)*

                                  iMALL, Inc.
                                  -----------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   45244X207
                                   ---------
                                 (CUSIP Number)

                               Michael T. Whealy
                            Executive Vice President
                              and General Counsel
                             First Data Corporation
                            5660 New Northside Drive
                             Atlanta, Georgia 30328
                                 (770) 690-4201
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 12, 1999
                                 -------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

---------------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                 13D                  Page 2 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          First Data Merchant Services Corporation     IRS No. 59-2126793
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [_] (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                               2,000,000
     NUMBER OF     -----------------------------------------------------------
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                0
     OWNED BY      -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING                  2,000,000
   PERSON WITH     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          2,000,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.33%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                 13D                  Page 3 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          First Data Corporation                     IRS No. 47-0731996
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [_] (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                               2,000,000
     NUMBER OF     -----------------------------------------------------------
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                0
     OWNED BY      -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING                  2,000,000
   PERSON WITH     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          2,000,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.33%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                 13D                  Page 4 of 8 Pages
-----------------------                                  ---------------------


     This Amendment No. 1 (this "Amendment") relates to the Statement on
Schedule 13D, dated November 30, 1998 (as so amended, the "Statement"), filed with the Securities and Exchange Commission (the "SEC") on behalf of First Data Corporation, a Delaware corporation ("First Data"), and First Data Merchant Services Corporation, a Florida corporation and a wholly owned subsidiary of First Data ("FDMS"), with respect to the Common Stock, par value $.008 per share (the "Stock"), of iMALL, Inc., a Nevada corporation ("iMall"). The principal executive office of iMall is located at 233 Wilshire Boulevard, Suite 820, Santa Monica, California 90401.


ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 of the Statement is hereby amended to add the following:

     On July 12, 1999, FDMS entered into a Voting Agreement (the "Voting Agreement") with At Home Corporation, a Delaware corporation ("Parent"), and iMall. A copy of the Voting Agreement is incorporated by reference as Exhibit 5 hereto. The description of the Voting Agreement in this Item 4 and in Item 6 is qualified in its entirety by reference to such Exhibit.

     Pursuant to the Voting Agreement, FDMS has agreed to vote all Stock beneficially owned by FDMS:

          . in favor of the merger of Shop Nevada, Inc., a Nevada corporation and a wholly owned subsidiary of Parent ("Merger Sub"), into iMall (the "Merger"), as contemplated by the Agreement and Plan of Merger, dated as of July 12, 1999, among Parent, Merger Sub, and iMall (the "Merger Agreement");

          . in favor of an amendment to iMall's Articles of Incorporation which would delete a supermajority vote requirement in connection with certain dispositions of assets of iMall; and

          . against approval of (1) any proposal made in opposition to or in competition with consummation of the Merger, (2) any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than Parent or its affiliates, or (3) any liquidation or winding up of iMall.

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                 13D                  Page 5 of 8 Pages
-----------------------                                  ---------------------


The Merger Agreement is filed with the SEC as Exhibit 2.1 to iMall's Current Report on Form 8-K dated July 13, 1999.

     In addition, on July 12, 1999, iMall and FDMS entered into an Amendment No. 1 to the Investment Agreement (the "Investment Agreement Amendment") which provides that, so long as the Merger Agreement is in effect, the Warrant for 5,000,000 shares of iMall Stock as contemplated by the Investment Agreement will not be issued.

     A copy of the Investment Agreement Amendment is incorporated by reference as Exhibit 6 hereto. The description of the Investment Agreement Amendment in this Item 4 and in Item 6 is qualified in its entirety by reference to such Exhibit.

     Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) of the Statement is hereby amended to read in its entirety as follows:

     (a) At the First Closing, on October 30, 1999, FDMS received from iMall 1,540,000 shares of Stock, representing 8.73% of the outstanding shares of Stock (such percentage being calculated based on the representation of iMall in its Quarterly Report on Form 10-QSB for the quarter ended March 31, 1999, that on March 31, 1999 there were 17,645,266 shares of Stock outstanding). At the Second Closing, on February 9, 1999, FDMS received from iMall 460,000 shares of Stock, which, together with the shares received at the First Closing, represents 11.33% of the outstanding shares of Stock (such percentage being calculated based on the representation of iMall in its Quarterly Report on Form 10-QSB for the quarter ended March 31, 1999, that on March 31, 1999 there were 17,645,266 shares of Stock outstanding). Since FDMS is a wholly owned subsidiary of First Data, First Data may be deemed the beneficial owner of all of the shares of Stock set forth in this Item 5(a). Except as set forth in this Item 5(a), none of First Data, FDMS or, to the knowledge of either of them, any executive officer or director of First Data or FDMS identified in Item 2 of the Statement beneficially owns any shares of Stock.

     Item 5(b) of the Statement is hereby amended to read in its entirety as follows:

     (b) FDMS has the sole voting power and sole dispositive power over the 2,000,000 shares of Stock delivered to it at the First Closing and the Second Closing. As described in Item 4, FDMS has agreed to vote in favor of the Merger and against any competing

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                 13D                  Page 6 of 8 Pages
-----------------------                                  ---------------------


acquisition proposals or other agreements that would impede or prevent the Merger. In addition, FDMS has agreed, subject to certain exceptions, not to transfer any of the Stock of iMall until earlier of the termination of the Voting Agreement or the record date for the meeting at which the stockholders of iMall are asked to vote upon approval of the Merger Agreement and Merger. Since FDMS is a wholly owned subsidiary of First Data, First Data may be deemed to have sole voting power and sole dispositive power over the shares of Stock set forth in this Item 5(b). The information contained in Item 5(a) is incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Statement is hereby amended to include the following:

Exhibit Number      Description
--------------      -----------
      5             Voting Agreement dated as of July 12, 1999, by and among At
                    Home Corporation, iMall, Inc., and First Data Merchant
                    Services Corporation.

      6 Amendment No. 1 to Investment Agreement dated as of July 12, 1999 between iMall, Inc. and First Data Merchant Services Corporation.

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                 13D                  Page 7 of 8 Pages
-----------------------                                  ---------------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 1999


     FIRST DATA MERCHANT SERVICES CORPORATION

     By:   /s/ Michael T. Whealy
          ---------------------------
          Name: Michael T. Whealy
          Title: Secretary


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 1999


     FIRST DATA CORPORATION

     By:  /s/ Michael T. Whealy
          --------------------------
          Name: Michael T. Whealy
          Title: Executive Vice President and General Counsel

-----------------------                                  ---------------------
  CUSIP NO. 45244X207                 13D                  Page 8 of 8 Pages
-----------------------                                  ---------------------


                                 Exhibit Index
                                 -------------

Exhibit Number      Description
--------------      -----------
      5             Voting Agreement dated as of July 12, 1999, among At Home
                    Corporation, iMall, Inc., and First Data Merchant Services
                    Corporation.

      6 Amendment No. 1 to Investment Agreement dated as of July 12, 1999 between iMall, Inc. and First Data Merchant Services Corporation.

COMPANY DATA
     COMPANY CONFORMED NAME:        IMALL INC
     CENTRAL INDEX KEY:             0001020862
     STANDARD INDUSTRIAL CLASS.:    8200
     IRS NUMBER:                    592544687
     STATE OF INCORPORATION:        NV
     FISCAL YEAR END                1231

BUSINESS ADDRESS:
     STREET 1:            233 WILSHIRE BOULEVARD
     STREET 2:            SUITE 820
     CITY:                SANTA MONICA
     STATE:               CA
     ZIP:                 90401
     BUSINESS PHONE:      3103094000

SROS:    NASD